August 17, 2018

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Division of Corporation Finance Department

Re:	AMCI Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 20, 2018
CIK No. 0001744494

To whom it may concern:

On behalf of AMCI Acquisition Corp., a Delaware corporation (the “Corporation”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 14, 2018, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on July 20, 2018 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In addition, the Corporation has revised the Draft Registration Statement in response to the Staff’s comments and the Corporation is concurrently confidentially submitting the revised Draft Registration Statement (the “Amended Draft Registration Statement”) with this letter, which reflects these revisions. All page references in the responses set forth below refer to page numbers in the marked version of the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1
Our Company, page 3

1.	Please add an organizational chart or diagram that illustrates your ownership structure.

We have added the requested chart in response to the Staff’s comment on page 4 of the Amended Draft Registration Statement.

Competitive Strengths, page 5

2.
The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face. For example, it appears you should address your financial, technical and other resources relative to those of your potential competitors, as you discuss on page 105.

We have revised the indicated disclosure in response to the Staff’s comment on pages 7 and 85 of the Amended Draft Registration Statement.

Risk Factors
We may not have sufficient funds to satisfy indemnification claims . . . , page 42

3.
We note your disclosure that your officers and directors have agreed to waive any right, title, interest or claim to any monies in the trust account and that any indemnification provided will only be able to be satisfied with funds outside of the trust account prior to the initial business combination. Please revise to clarify, either here or elsewhere in the prospectus, whether any other persons who may become officers or directors prior to the initial business combination will also be required to agree to such waiver.

We have revised the indicated disclosure in response to the Staff’s comment on page 44 and 117 of the Amended Draft Registration Statement.

Proposed Business
Sources of Target Businesses, page 87

4.
Please revise to clarify whether you have a policy that prohibits your insiders from negotiating for the reimbursement of out-of-pocket expenses by a target business. If not, and to the extent material, please add a risk factor discussing the conflict of interest that this may cause in determining whether to enter into a particular business combination.

We have revised the disclosure on pages 91, 111 and 121 of the Amended Draft Registration Statement as well as the risk factor entitled “Our key personnel may negotiate employment or consulting agreements as well as reimbursement of out-of-pocket expenses, if any, with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation or reimbursement for out-of-pocket expenses, if any, following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.” on page 52 of the Amended Draft Registration Statement in response to the Staff’s comment.

Management
Conflicts of Interest, page 111

5.
Please refer to your disclosure in the last paragraph on page 111. Please revise to disclose the basis of your belief that the fiduciary duties or contractual obligations of AMCI and your officers or directors will not materially affect your ability to complete an initial business combination.

We have revised the indicated disclosure in response to the Staff’s comment on pages 10, 88 and 114 of the Amended Draft Registration Statement.

General

6.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By: /s/ William Hunter
Name: William Hunter